Exhibit 99.1

Baozun Announces Third Quarter Fiscal Year 2016 Unaudited Financial Results

SHANGHAI, CHINA – November 16, 2016 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Financial Highlights

●	Total net revenues were RMB749.3 million (US$[1]112.4 million), an increase of 27.5% year-over-year.

●	Net income attributable to Baozun ordinary shareholders was RMB19.6 million (US$2.9 million), an increase of 172.0% year-over-year.

●	Non-GAAP net income attributable to Baozun ordinary shareholders[2] was RMB28.0 million (US$4.2 million), an increase of 134.7% year-over-year.

●	Basic and diluted net income attributable to Baozun ordinary shareholders per American Depository Share (“ADS[3]”) were RMB0.39 (US$0.06) and RMB0.36 (US$0.05), respectively, compared with basic and diluted net income attributable to Baozun ordinary shareholders per ADS of RMB0.15 and RMB0.12, respectively, for the same period of 2015.

Third Quarter 2016 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[4] was RMB2,403.9 million, an increase of 71.1% year-over-year. Maikefeng, the Company’s online retail platform, contributed RMB31.8 million to total GMV, a decrease of 51.8% year-over-year.

●	Distribution GMV[5] was RMB558.7 million, an increase of 9.0% year-over-year.

●	Non-distribution GMV[6] was RMB1,845.2 million, an increase of 106.9% year-over-year.

●	Number of brand partners increased to 127 as of September 30, 2016, from 109 as of September 30, 2015.

●	Number of GMV brand partners increased to 115 as of September 30, 2016, from 95 as of September 30, 2015.

“We are pleased to report another quarter of robust financial and operational results driven primarily by strong growth from our existing online stores and the expansion and further optimization of our portfolio of brand partners,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “During the quarter, we established Baotong E-Logistics ("Baotong") as a wholly-owned warehousing and logistics solutions subsidiary. As a certified partner of Cainiao, a leading logistics data platform operator affiliated with Alibaba Group, Baotong is further strengthening and expanding the scale of our warehousing and fulfillment services and improving our ability to serve a larger number of brand partners and other merchants. We also just concluded another Singles’ Day Shopping Festival where we successfully achieved total order value of RMB2.5 billion, more than double the amount from last year. We are delighted by our solid performance during this year’s Singles Day, especially with the strong performance of brands under our non-distribution model. We are committed to providing our brand partners with the best-in-class e-commerce solutions to achieve success in brand e-commerce.”

Mr. Beck Chen, Chief Financial Officer of Baozun commented, “We are very proud of our strong financial results during the third quarter of 2016 with GMV increasing by 71.1% and net income attributable to Baozun ordinary shareholders increasing by 172.0% year-over-year. This was mainly driven by the continuous optimization of our business model mix and improvements in our operational efficiency. Our services revenue grew significantly by 83.1% during the quarter. Last quarter, we raised our fiscal year 2016 GMV guidance from an increase of over 50% to an increase of over 60% on a year-over-year basis. With GMV during each of the first three quarters of 2016 exceeding a 60% growth rate, and strong confidence in our strategy and operations, we expect GMV during the fourth quarter of 2016 to grow faster than 60% on a year-over-year basis as services revenue continues to rapidly grow.”

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[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB 6.6685 to US$1.00, the noon buying rate in effect on September 30, 2016 as set forth in the H.10 Statistical Release of the Federal Reserve Board.
[2]	Non-GAAP net income attributable to Baozun ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to Baozun ordinary shareholders excluding share-based compensation expenses.
[3]	Each ADS represents three Class A ordinary shares.
[4]	GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.
[5]	Distribution GMV refers to the GMV under the distribution business model.
[6]	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Third Quarter 2016 Financial Results

Total net revenues were RMB749.3 million (US$112.4 million), an increase of 27.5% from RMB587.6 million in the same quarter of last year. Maikefeng contributed RMB8.2 million (US$1.2 million) to total net revenues, a decrease of 52.9% from RMB17.3 million in the same quarter of last year.

Product sales revenue was RMB479.8 million (US$71.9 million), an increase of 8.9% from RMB440.4 million in the same quarter of last year. Maikefeng contributed RMB6.6 million (US$1.0 million) to product sales revenues, a decrease of 61.1% from RMB16.7 million in the same quarter of last year. The decrease was a result of Maikefeng’s transition from a direct sales model to a marketplace-focused model.

Services revenue was RMB269.5 million (US$40.4 million), an increase of 83.1% from RMB147.2 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s business under consignment model and service fee model and in particular growth in sales of apparel products sold by existing brand partners as they expand their online presence. Maikefeng contributed RMB1.6 million (US$0.2- million) to services revenue, an increase from RMB0.6 million in the same quarter of last year, mainly due to its transition to a marketplace-focused model as explained above.

Total operating expenses were RMB726.6 million (US$109.0 million), compared with RMB588.6 million in the same quarter of last year.

●	Cost of products was RMB419.9 million (US$63.0 million), compared with RMB396.8 million in the same quarter of last year. The increase was primarily due to an increase in the volume of product sales from the Company’s core brand e-commerce business. Maikefeng accounted for RMB6.9 million (US$1.0 million) in cost of products, compared with RMB13.8 million in the same quarter of last year. The decrease was mainly due to Maikefeng’s transition from a direct sales model to a marketplace-focused model.

●	Fulfillment expenses were RMB110.1 million (US$16.5 million), compared with RMB68.2 million in the same quarter of last year. The increase was primarily due to an increase in GMV contribution from the Company’s consignment business, an increase in the percentage of total orders fulfilled by a premium delivery service provider, and an increase in warehouse rental expenses. Maikefeng accounted for RMB1.9 million (US$0.3 million) in fulfillment expenses, compared with RMB3.8 million in the same quarter of last year.

●	Sales and marketing expenses were RMB151.5 million (US$22.7 million), compared with RMB93.8 million in the same quarter of last year. The increase was primarily due to an increase in promotional and marketing expenses associated with the Company-operated online stores. Maikefeng accounted for RMB2.2 million (US$0.3 million) in sales and marketing expenses, compared with RMB13.5 million in the same quarter of last year.

●	Technology and content expenses were RMB23.6 million (US$3.5 million), compared with RMB15.0 million in the same quarter of last year. The increase was primarily due to increases in technology-focused staff and project-based variable technological expenses from brand stores. Maikefeng accounted for RMB1.6 million (US$0.2 million) in technology and content expenses, compared with RMB1.7 million in the same quarter of last year.

●	General and administrative expenses were RMB22.3 million (US$3.3 million), compared with RMB19.6 million in the same quarter of last year. Maikefeng accounted for RMB0.3 million (US$0.04 million) in general and administrative expenses, compared with nil during the same quarter of last year.

Income from operations was RMB22.7 million (US$3.4 million), compared with loss from operation of RMB1.0 million in the same quarter of last year, and operating margin was 3.0%, compared with -0.2% in the same quarter of last year.

Non-GAAP income from operations7 was RMB31.1 million (US$4.7 million), a significant increase of 726.3% compared with RMB3.8 million in the same quarter of last year, and non-GAAP operating margin was 4.1%, compared with 0.6% in the same quarter of last year.

Net income attributable to Baozun ordinary shareholders was RMB19.6 million (US$2.9 million), an increase of 172.0% year-over-year. Basic and diluted net income attributable to Baozun ordinary shareholders per ADS were RMB0.39 (US$0.06) and RMB0.36 (US$0.05), respectively, compared with basic and diluted net income attributable to Baozun ordinary shareholders per ADS of RMB0.15 and RMB0.12, for the same period of 2015.

Non-GAAP net income attributable to Baozun ordinary shareholders was RMB28.0 million (US$4.2 million), an increase of 134.7% year-over-year. Basic and diluted non-GAAP net income attributable to ordinary shareholders per ADS8 were RMB0.56 (US$0.08) and RMB0.52 (US$0.08), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB0.24 and RMB0.22, respectively, for the same period of 2015.

As of September 30, 2016, the Company had RMB671.4 million (US$100.7 million) of cash, cash equivalents and short-term investment, a decrease from RMB837.3 million as of December 31, 2015 due to the Company’s procurement of inventory for the Singles’ Day Shopping Festival, share repurchase program, and investment in logistics and office space.

Business Outlook

For the fourth quarter of 2016, the Company expects total net revenues to be between RMB1,260 million and RMB1,280 million, representing year-over-year growth of approximately 24% to 26%.

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[7]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[8]	Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to Baozun ordinary shareholders divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Wednesday, November 16, 2016 (9:00 p.m. Beijing time on Wednesday, November 16, 2016).

Dial-in numbers for the live conference call are as follows:

International: +852 5808 3202

U.S. Toll Free +1 631-514-2526

Mainland China Toll Free 4001-200-539

Hong Kong Toll Free 800-905-927

Passcode: BZUN

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, November 22, 2016.

Dial-in numbers for the replay are as follows:

International Dial-in +61-2-9641-7900

U.S. Toll Free 1-866-846-0868

Passcode: 8627788

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP net income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to Baozun ordinary shareholders and non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP net income/(loss) from operations is net income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to Baozun ordinary shareholders is net income (loss) attributable to Baozun ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS is non-GAAP net income (loss) attributable to Baozun ordinary shareholders divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations and non-GAAP net income/(loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

  Baozun Inc.

  UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

  (In thousands)

	As of
	December 31, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	787,257	661,407	99,184
Restricted cash	48,144	27,072	4,060
Short-term investment	50,000	10,000	1,500
Accounts receivable, net	364,782	410,384	61,541
Inventories	334,347	357,387	53,593
Advances to suppliers	34,668	96,947	14,538
Deferred tax assets	13,815	13,940	2,090
Prepayments and other current assets	112,122	79,910	11,983
Amounts due from related parties	37,565	33,926	5,088
Total current assets	1,782,700	1,690,973	253,577

Non-current assets
Investments in cost method investees	13,307	20,057	3,008
Property and equipment, net	59,208	94,908	14,232
Intangible assets, net	20,128	24,865	3,729
Other non-current assets	13,830	15,991	2,398
Total non-current assets	106,473	155,821	23,367

Total assets	1,889,173	1,846,794	276,944

Baozun Inc.

  UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

  (In thousands, except for share and per share data)

		As of
	December 31, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	457,493	378,842	56,811
Note payable	31,088	60,390	9,056
Income tax payable	7,793	11,601	1,740
Accrued expenses and other current liabilities	150,859	142,188	21,323
Amounts due to related parties	7,469	7,469	1,120
Total current liabilities	654,702	600,490	90,050
Total liabilities	654,702	600,490	90,050

Baozun Inc. Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 150,282,928 shares issued and outstanding as of September 30, 2016)	93	93	14
Additional paid-in capital	1,535,665	1,512,918	226,875
Accumulated deficit	(320,499)	(295,189)	(44,266)
Accumulated other comprehensive income	19,212	29,004	4,349
Total Baozun Inc. shareholders' equity	1,234,471	1,246,826	186,972

Noncontrolling interests	-	(522)	(78)
Total equity	1,234,471	1,246,304	186,894
Total liabilities and equity	1,889,173	1,846,794	276,944

  Baozun Inc.

  UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

  (In thousands, except for share and per share data and per ADS data)

	Three months ended September 30,
	2015	2016
	RMB	RMB	US$

Net revenues
Product sales	440,416	479,782	71,948
Services	147,200	269,504	40,414
Total net revenues	587,616	749,286	112,362

Operating expenses (1)
Cost of products	(396,830)	(419,890)	(62,966)
Fulfillment	(68,172)	(110,103)	(16,511)
Sales and marketing	(93,759)	(151,467)	(22,714)
Technology and content	(15,019)	(23,618)	(3,542)
General and administrative	(19,575)	(22,296)	(3,343)
Other operating income, net	4,782	768	115
Total operating expenses	(588,573)	(726,606)	(108,961)
Income(loss) from operations	(957)	22,680	3,401
Other income
Interest income	3,834	2,204	331
Gain on disposal of investment	4,674	-	-
Share of loss in equity method investment	(2,596)	-	-
Exchange gain (loss)	528	(122)	(18)
Income before income tax and share of loss in equity method investment	5,483	24,762	3,714
Income tax benefit (expense)	1,740	(5,639)	(846)
Net income	7,223	19,123	2,868
Net loss attributable to noncontrolling interests	-	522	78
Net income attributable to ordinary shareholders of Baozun Inc.	7,223	19,645	2,946

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.05	0.13	0.02
Diluted	0.04	0.12	0.02
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.15	0.39	0.06
Diluted	0.12	0.36	0.05
Weighted average shares used in calculating net income per ordinary share
Basic	150,775,312	149,487,431	149,487,431
Diluted	162,848,284	163,005,730	163,005,730

Net income	7,223	19,123	2,868
Other comprehensive income, net of tax:
Foreign currency translation adjustment	11,302	1,423	213
Comprehensive income	18,525	20,546	3,081

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	Three months ended September 30,
	2015	2016
	RMB	RMB	US$

Fulfillment	262	500	75
Sales and marketing	796	2,721	408
Technology and content	1,335	2,137	320
General and administrative	2,322	3,014	452
	4,715	8,372	1,255

  Baozun Inc.

  Reconciliations of GAAP and Non-GAAP Results

  (in thousands, except for share and per ADS data)

	Three months ended September 30,
	2015	2016
	RMB	RMB	US$

Income(loss) from operations	(957)	22,680	3,401
Add: Share-based compensation expenses	4,715	8,372	1,255
Non-GAAP income from operations	3,758	31,052	4,656

Net income	7,223	19,123	2,868
Add: Share-based compensation expenses	4,715	8,372	1,255
Non-GAAP net income	11,938	27,495	4,123

Net income attributable to ordinary shareholders of Baozun Inc.	7,223	19,645	2,946
Add: Share-based compensation expenses	4,715	8,372	1,255
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	11,938	28,017	4,201

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.24	0.56	0.08
Diluted	0.22	0.52	0.08
Weighted average shares used in calculating net income per ordinary share
Basic	150,775,312	149,487,431	149,487,431
Diluted	162,848,284	163,005,730	163,005,730